2004 FINANCIAL AND OPERATING HIGHLIGHTS

(Unaudited)	Three months ended June 30		Six months ended June 30
CDN $ millions, except where noted	2004	2003(1)	2004	2003(1)
Revenues	$169	$106	$349	$180
Net operating income	92	67	198	114
Net income	35	31	87	54
Power generated (GWh)	2,090	1,589	4,247	2,952

[1]	Restated — See note 2 of the unaudited consolidated interim financial statements

2004 VALUE ENHANCING INITIATIVES

During the first half of 2004, we furthered a number of initiatives to strengthen our financial position and expand our operations.

Reliant Acquisition

On May 18, 2004 we entered into an agreement to acquire Erie Boulevard L.P., which owns 71 hydroelectric power generating plants, totalling 674 megawatts of capacity, and Carr Street Generating Station, a 102 megawatt co-generation facility, in upstate New York, from Reliant Energy Inc., for US$900 million.

The Reliant hydroelectric power plants generate approximately 3,000 gigawatt hours of energy output annually. The power will initially be sold in the wholesale electricity market, but will be contracted to customers on a long-term basis over time as the facilities are integrated with Great Lakes’ existing operations.

We intend to finance a portion of the acquisition with asset specific financing, similar to our other power generating assets, with the balance funded out of our available financial resources.

Northern Ontario Transmission Line Upgrade

In April 2004, we received approval from the Ontario Energy Board to proceed with an $80 million upgrade of our transmission line in northern Ontario. The project includes the replacement of 164 kilometers of transmission line and related transformer station modifications. In addition to the upgrade, the new line will also be equipped with fiber optic communications cable to complete the link between Sault Ste. Marie and Wawa for improved data transmission and communications among our facilities in the region. This initiative will increase the overall reliability and power flow capacity of this portion of our northern Ontario transmission system.

Cedar Dam Generating Station

Final approval was obtained for the construction of a new 9 MW hydroelectric station on the Lièvre River in Quebec to increase annual generation by 62 GWh of energy. Completion of this $24 million project is expected in the summer of 2005. The station, to be built onto the existing dam structure, will optimize use of existing water resources. All power produced by this facility will be sold to Hydro-Québec under a long-term power purchase agreement.

Overhaul of Weldon Generating Facility

During the second quarter, we started the US$14 million project to overhaul each of our four generating units at the Weldon hydroelectric generating station located on the Penobscot River in Maine. Although the purpose is to preserve the value, reliability and flexibility of the station, the project is expected to add 12 GWh to the Company ‘s generation annually. This project is expected to be completed by the fall of 2005.

Refinancing of the Maine and New Hampshire Bridge Facility

In the second quarter of 2004, we refinanced US$110 million of the Great Lakes Hydro America bridge loan facility with 10-year, interest only, senior notes. The notes are secured by a first ranking lien on all our New England power assets and bear an annual interest rate of 5.54 percent payable quarterly. Upon conclusion of the refinancing, our weighted average interest rate and term to maturity for long-term debt are 7.5 percent and 10.6 years respectively. The completion of the refinancing reduces our exposure to possible interest rate increases, extends the average maturity date and improves cash flow available for unitholders.

OUTLOOK

Water conditions at the end of the quarter are in line with long-term average. Given the strength of our first two quarters, we are confident we will be able to achieve our operating target in 2004.

/s/ Harry Goldgut

Harry Goldgut
Chief Executive Officer
August 10, 2004

MANAGEMENT DISCUSSION & ANALYSIS

INTRODUCTION

In December 2003, the Canadian securities regulators released National Instrument 51-102, “Continuous Disclosure Obligations”. The management discussion and analysis (MD&A) of Great Lakes Power Inc. (“Great Lakes”) for Q2/2004 is in compliance with the requirements of regulation 51-102. The purpose of this document is to provide a second quarter and year-to-date update to the more comprehensive information contained in the MD&A section of the Great Lakes’ annual report. A copy of the Great Lakes Power Inc. annual report can be downloaded in portable document format (PDF) from the on the SEDAR web-site for Canadian regulatory filings at www.sedar.com. Additional information relating to Great Lakes Power Inc. can also be found on the company’s website at www.brascanpower.com and on the SEDAR website. Unless expressly indicated otherwise, all dollar amounts reflected are Canadian.

The following discussion and analysis should be read in conjunction with the accompanying unaudited financial statements and the related notes.

OVERVIEW OF THE BUSINESS

After completion of the Reliant Acquisition, the Company will operate 120 power generating stations with a combined generating capacity of 2,618 megawatts (“MW”). Great Lakes is also involved in power transmission and distribution. Great Lakes conducts its power generating operations primarily in Ontario, Quebec and the northeastern United States, with other power operations in British Columbia, Louisiana and Brazil. These operations are mainly wholly owned, either directly or through the Great Lakes Hydro Income Fund (“Income Fund”), in which the company owns a 50.1% interest. Great Lakes also holds a portfolio of financial investments.

POWER OPERATIONS

	Generating	Generating	Installed	Long-term
	stations	units	capacity	average
			(MW)	(GWH)
ONTARIO
Great Lakes Power	12	21	349	1,610
Lake Superior Power(1)	1	3	110	850
Mississagi Power	4	8	488	750
Valerie Falls Power	1	2	10	52

	18	34	957	3,262
QUEBEC
Lièvre River Power	3	10	238	1,428
Pontiac Power	2	7	28	210

	5	17	266	1,638
NORTHEAST UNITED STATES
Maine Power	7	32	129	747
New Hampshire Power	8	25	45	263
Erie Boulevard L.P.(2)	71	164	674	2,908
Carr Street Generating Station(2)(1)	1	2	102	850
White Mountain Energy(1)	1	1	25	184

	88	224	975	4,952
OTHER
Louisiana Hydroelectric Power	1	8	192	677
Pingston Power (British Columbia)	1	3	45	78
Powell River (British Columbia)	2	7	82	261
Brazil	5	12	101	411

	9	30	420	1,427

	120	305	2,618	11,279

(1)	Cogeneration stations

(2)	On May 18, 2004 Great Lakes successfully entered into an agreement to acquire 71 hydroelectric power generating plants, totalling 674 megawatts of capacity, and one 102 megawatt co-generation facility, in upstate New York, from Reliant Energy Inc., for US$900 million.

QUARTERLY ANALYSIS OF RESULTS

Revenues and net operating income for 2004 compared to the same period in 2003 are shown below:

	Three months ended June 30		Six months ended June 30
CDN $ millions	2004	2003	2004	2003
Revenues	$169	$106	$349	$180
Net operating income
Power generating income	84	61	182	100
Transmission & distribution income	8	6	16	14

	$92	$67	$198	$114

The Company reported net operating income of $92 million in the three months ended June 30, 2004, up from $67 million during the same period last year.

Power generation was in line with normal levels across most of our power systems during the second quarter. The Company’s power generation totalled 2,090 GWh, representing an increase of 32% over the same period last year. This higher production was driven by improved water conditions since last fall/winter throughout most regions and the contribution of the generating stations we acquired or commissioned in 2003. As of June 30, 2004, all our reservoirs are at expected levels. Long-term average generation remains the best estimate at the present time for the rest of the year.

Revenue for the quarter increased significantly to $169 million, a 59% change over the same period last year. Revenue in the second quarter of 2004 includes power sales to an affiliate for an amount of $40 million compared to $13 million in the same quarter of the previous year. Overall higher revenues were also driven by increased generation output and a series of optimization initiatives. Generation and net operating income in each region are shown below.

Cash operating expenses totalled $77 million for the quarter, compared to $39 million in the same quarter last year. Operating and maintenance costs for the second quarter of 2004 were $14 million, up $1 million from the prior year. Property taxes and water rental increased from $6 million to $7 million, as a result of increased generation.

GEOGRAPHICAL INFORMATION

GENERATION

	Three months ended June 30			Six months ended June 30
			Long-term			Long-term
Gigawatt hours	2004	2003	average	2004	2003	average
Ontario	892	768	920	1,822	1,553	1,717
Québec	495	346	462	1,013	573	875
Northeast United States	245	159	312	546	262	616
Other Power Operations	458	316	428	866	564	800

	2,090	1,589	2,122	4,247	2,952	4,008

NET OPERATING INCOME

	Three months ended June 30		Six months ended June 30
CDN $ millions	2004	2003	2004	2003
Ontario	$44	$39	$92	$64
Québec	20	8	43	15
Northeast United States	10	6	26	9
Other Power Operations	18	14	37	26

	$92	$67	$198	$114

Ontario

In Ontario, power generation contributed $44 million of net operating income during the second quarter compared to $39 million in the second quarter of 2003. Variance in net operating income is due to higher volumes as generation in Ontario increased to 892 GWh compared to 768 GWh for the same period last year. The increase is also the result of asset enhancement initiatives which positively impacted our average price.

Québec

In Québec, both the Lièvre River and Pontiac Power systems contributed significantly to the increase in generation and net operating income for the quarter. Generation for both power systems was 495 GWh compared to 346 GWh for the same period last year representing an increase of over 43%. As in Ontario, asset enhancement initiatives also had a positive impact on prices we received from our generation and as a result, net operating income increased by $12 million or 150% to $20 million.

Northeast United States

In the Northeast United States, power generation contributed $10 million of net operating income for the quarter compared to $6 million for the same period last year, primarily due to increased generation from 159 GWh to 245 GWh. The variance in net operating income and generation can be explained by higher generation resulting from water inflows and by the acquisitions of Brassua, Errol and Pontook’s generating stations in November 2003.

Other power operations

Other power operations include the results of Louisiana HydroElectric Power, Powell River Energy, Pingston Power and Brazil. These facilities added an additional $18 million to net operating income, an increase of $4 million from the prior year. Generation for the quarter also increased from 316 GWh to 458 GWh for an overall increase of 142 GWh or 45% as a result of the addition of the Pingston and Brazil facilities.

CONSOLIDATED QUARTERLY RESULTS

Variations in quarterly results are directly related to the amount of electricity generated in any given quarter, which is in turn dependent on available water inflows. Other marketing and asset enhancement initiatives also impact the quarterly results. Quarterly results are also impacted by acquisitions as previously mentioned.

SELECTED ANNUAL INFORMATION

CDN $ millions (except otherwise noted)	2003	2002	2001
Power generated (GWh)	6,279	5,584	3,959
Gross revenues	528	432	374
Power revenues	448	340	270
Net operating income	241	247	157
Net income	97	167	131
Diluted income per share	0.77	1.32	1.04
Power generating assets	2,139	2,155	1,357
Long-term financial liabilities	1,603	1,498	1,152

Additional information concerning variations in operating results can be found in the Company’s 2002 and 2003 annual reports.

CDN $ millions (except otherwise noted)	2004		2003				2002
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Power generated (GWh)	2,090	2,157	1,835	1,492	1,589	1,363	1,135	1,362
Gross revenues	187	199	170	142	123	93	100	108
Power revenues	169	180	149	119	106	74	78	87
Net operating income	92	105	78	49	67	47	55	68
Net income	35	52	19	24	31	23	29	43
Diluted income per share	0.28	0.41	0.13	0.21	0.24	0.19	0.23	0.34

SOURCES OF LIQUIDITY

Given the nature of our operations, the industry in which we operate and our contractual arrangements, our cash margin is stable and provides a strong credit profile. In addition to the risk of variable hydrology conditions, our risk with respect to liquidity arises from the financing required for acquisitions and significant capital projects.

We have access to the following sources from which to fund our capital program:

•	Existing cash reserves;

•	Strong cash flow from operations; and

•	Additional available credit reserve facilities.

Great Lakes Power Inc. continues to have a strong balance sheet and healthy financial ratios. As at June 30, 2004 the Company maintained a current cash balance of $70 million, a current ratio of 4 to 1. These factors, combined with the additional available resources noted above, make liquidity for the Company a negligible risk factor. In an effort to continuously improve financial flexibility, the Company regards increasing working capital as a constant long-term priority.

CAPITAL STRUCTURE AND FINANCING

We have been successful in securing long-term, asset-backed financing on most of our acquired facilities. These arrangements bring stability to our capital structure.

Capital Structure (composition of total structure)	As at June 30, 2004	As at December 30, 2003
Property specific borrowings	47%	48%
Future income taxes	5%	4%
Minority interest	9%	9%
Shareholders’ equity	39%	39%

Total	100%	100%

In Q2 2004 the bridge loan facility on the Maine and New Hampshire assets was refinanced in order to further stabilize the Great Lakes’ capital base. An amount of US$110 million of the total US$136 million bridge loan facility was refinanced in May 2004 with senior notes. The notes are secured by a first ranking lien on all New England Power assets, bear an annual interest rate of 5.54% payable quarterly and mature on May 28, 2014. The remaining US$26 million of the bridge facility is held by Brascan Financial, bears an annual interest rate of US prime plus 150 basis points payable monthly and matures on January 29, 2005. No other changes were made to contractual long-term debt obligations during the quarter.

Similarly to most borrowers, Great Lakes has provided covenants to certain of our lenders. All of the covenants were complied with during 2003 and both the first and second quarters of 2004.

CHANGES IN ACCOUNTING POLICIES

The notes to the financial statements included in the 2003 annual report contain a summary of the critical accounting policies used in preparation of the consolidated financial statements. There have been no changes to these policies during the first six months of 2004.

Recently Issued Standards

Guarantees

In the normal course of its business, the Company enters into numerous agreements that incorporate the provision of certain guarantees to other parties by the Company. Effective December 31, 2003, the Company implemented Accounting Guideline 14, “Disclosure of Guarantees”, issued by the CICA that requires additional disclosure of guarantees. Accordingly, Great Lakes has reviewed its significant agreements and has disclosed relevant guarantees in Note 18 to the Company’s Consolidated Financial Statements for 2003. There have been no changes to this disclosure in 2004.

Impairment of Long-Lived Assets

The CICA issued Accounting Handbook Section 3063 (Section 3063) “Impairment of Long-Lived Assets” which became effective for years beginning on or after April 1, 2003. The standard provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets and replaces the previous standard for the write-down provisions of property and equipment. For the fiscal 2003 year, no write-down was deemed required for the Company as at December 31, 2003. For 2004, the Company currently does not show any indicators of impairment and thus for the period ending June 30, 2004 this standard has a nil impact.

Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG 15). Taking into account a recent announcement by the CICA, which deferred the effective dates of this guideline, AcG 15 requires consolidation of certain Variable Interest Entities (VIEs) beginning in the first quarter of 2005 (for those companies with calendar fiscal years). A VIE is any type of legal structure not controlled by voting equity, but rather by contractual or other financial arrangements. Great Lakes may be exposed to certain variable interest entities. Given that the rules for AcG 15 are complex and continue to evolve, the Company will re-assess its current position as further clarification is provided by the CICA and amendments forth come.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which requires the use of estimates and judgment in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 (Summary of Accounting Policies) of the 2003 annual report are considered critical accounting estimates as defined in regulation 51-102. Key significant estimates for the Company include accruals, depreciation and those relevant to the defined pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

CONTRACTUAL OBLIGATIONS

During the second quarter of 2004, there have been no significant changes to the specified contractual obligations that are outside the ordinary course of business.

Significant Contractual Obligations Due by Period

		In the final six	In years	In years	In years	Beyond
$ in millions	Total	months of 2004	2005-2009	2010-2014	2015-2019	2020
Long-term debt (CDN)	$934	$20	$98	$25	$25	$766
Long-term debt (USD)	$511	$175	$226	$110	$—	$—

BUSINESS ENVIRONMENT

The unique nature of hydroelectric generation provides many advantages over other forms of electricity generation. The advantages of hydroelectric power include high level of reliability, low operating costs, operational flexibility to meet ongoing base load electricity needs and peak demands, minimal environmental impacts, and its reliance on water, a renewable resource.

Reliability: The equipment involved in producing hydroelectric power has relatively few moving parts. Since the process does not include combusting fossil fuels at high temperatures or creating steam, there is minimal wear and tear on the machinery, which contributes to long life and low maintenance requirements. Unplanned outage rates for hydroelectric units are among the lowest in the electricity industry.

Low Operating Costs: Other than water royalties paid to governmental authorities, hydroelectric facilities do not have any fuel costs, which can be significant and highly volatile for fossil-fuelled plants. As well, most hydroelectric plants can be operated remotely by a single person from a centralized control centre. Combined with the low maintenance and outstanding reliability of equipment, operating expenses are comparatively low.

High Operational Flexibility: Hydroelectric plants can adjust quickly to changes in demand and, depending on the flow of the river and the storage capacity of the reservoirs, hydroelectric plants can service both the base power requirements of its customers as well as their peak power requirements.

Low Environmental Impact: Hydroelectric generation produces virtually no greenhouse gas emissions or acid rain, both which have major impacts on the environment. Instead of producing substantial amounts of residual wastes during the power generation process, hydroelectric generation simply returns the water to the river.

RISKS

The following represents a summary of the most relevant risk factors relating to Great Lakes’ business. This summary contains only certain risk factors and is not all-inclusive.

Hydrology

The revenues generated by the power systems are proportional to the amount of electricity generated. The amount of electricity generated by the power systems is dependent upon available water flows. Accordingly, revenues and cash flows may be affected by low and high water flows in the watersheds. There can be no assurance that the long-term historical water availability will remain unchanged or that no material hydrologic event will impact the hydrologic conditions that exist within the watershed. Annual deviations from the long-term average can be significant. Great Lakes strives to mitigate the risk of variable hydrology conditions by acquiring and operating a portfolio of geographically diverse facilities. The diversified locations of our power generating assets assist in balancing the impact of generation fluctuations in any one geographic region. The Company also has access to hydrology insurance.

Equipment Failure

There is a risk of equipment failure due to wear and tear, latent defect, design error or operator error, among other things, which could adversely affect revenues and cash flows. Although the power systems have operated in accordance with expectations, there can be no assurance that they will continue to do so. Nevertheless, this risk is substantially mitigated by the proven nature of hydroelectric technology, the design of the plants, the power systems’ capital programs, adherence to prudent maintenance programs, comprehensive insurance and significant operational flexibility as a result of having generating units which can operate independently.

Foreign Exchange

The price paid for energy produced by our US operations is denominated in US dollars and, therefore, results may be affected by the fluctuations of the Canadian/US dollar exchange rate over time. A material increase in the value of the Canadian dollar may negatively impact Great Lakes’ cash flows. The US operations’ operating expenses and financing costs incurred are also denominated in US dollars, thus providing a natural hedge. In addition, the Company may manage the risk associated with foreign exchange rate fluctuations by entering, from time to time, into forward foreign exchange contracts and engaging in other hedging strategies. To the extent that the Company engages in risk management activities related to foreign exchange rates, it will then be subject to credit risks associated with the counterparties with which it contracts.

Energy Price Fluctuations

We endeavour to maximize the stability and predictability of power generating revenues through the use of fixed-price contracts to minimize the impact of price fluctuations.

Approximately 82% of our projected 2004 revenue is subject to long-term bilateral and fixed-price power sales contracts or regulated rate-base arrangements. The remaining revenue is generated through the sale of power on a wholesale basis. Due to the low variable cost of hydroelectric power and the ability to concentrate generation during peak pricing periods, we are able to generate attractive margins on uncommitted capacity. Our long-term sales contracts have an average term of 13 years and counterparties are almost exclusively customers with long-standing credit history or investment grade ratings. Our policy is to use financial contracts which typically have a term of less than two years to lock in the future price of uncommitted power generation we are likely certain to generate. This approach provides an appropriate level of revenue stability, without exposing the Company to undue risk of contractual shortfalls and provides the flexibility to enhance profitability through the production of power during peak price periods.

ANNUAL INFORMATION FORM

Great Lakes prepares an Annual Information Form which can be accessed on SEDAR at www.sedar.com.

CERTIFICATION OF INTERIM FILINGS

Form 52-109FT2 — Certification of Interim Filings During Transition Period is attached to this document.

FORWARD-LOOKING STATEMENTS

The Company’s financial analysis and review contains “forward-looking statements” within the meaning of Section 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” and other expressions which are predictions of or indicative of future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the business to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, weather conditions, interest rates, foreign exchange rates, availability of equity and debt financing and other risks. Great Lakes undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

/s/ Donald Tremblay

Donald Tremblay
Senior Vice-President and Chief Financial Officer
August 10, 2004

CONSOLIDATED BALANCE SHEET

	June 30	December 31
CDN $ millions	2004	2003
	(Unaudited)
ASSETS
Cash and cash equivalents	$70	$31
Loans and other receivables	412	422
Securities	522	544
Long-term investments	444	444
Power generating assets	2,218	2,139

	$3,666	$3,580

LIABILITIES
Accounts payable and other	$112	$114
Property specific borrowings	1,114	1,116
Corporate term debentures	499	487
Future income tax liability	183	152
Minority interests	334	329
Shareholders’ equity	1,424	1,382

	$3,666	$3,580

See accompanying notes

CONSOLIDATED STATEMENT OF INCOME

(Unaudited)	Three months ended June 30		Six months ended June 30
CDN $ millions, except per share amounts	2004	2003	2004	2003
		Restated		Restated
		See Note 2		See Note 2
POWER REVENUE	$169	$106	$349	$180
NET OPERATING INCOME
Power generating income	84	61	182	100
Transmission and distribution income	8	6	16	14

	92	67	198	114

Investment and other income	18	17	38	36

	110	84	236	150
EXPENSES
Interest	27	23	54	45
Depreciation	15	13	30	27
Minority interests	9	6	19	7
Administrative costs	8	5	15	10
Non-cash taxes and other	16	6	31	7

	75	53	149	96

Net income	$35	$31	$87	$54

Diluted income per common share	$0.28	$0.24	$0.69	$0.43

See accompanying notes

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(Unaudited)	Three months ended June 30		Six months ended June 30
CDN $ millions	2004	2003	2004	2003
		Restated		Restated
		See Note 2		See Note 2
RETAINED EARNINGS
Balance, beginning of period	$572	$526	$540	$523
Net income for the period	35	31	87	54
Distributions to holders of common shares and equivalents	(20)	(20)	(40)	(40)

Balance, end of period	$587	$537	$587	$537

See accompanying notes

CONSOLIDATED STATEMENT OF CASH FLOW

(Unaudited)	Three months ended June 30		Six months ended June 30
CDN $ millions	2004	2003	2004	2003
		Restated		Restated
		See Note 2		See Note 2
CASH FLOW FROM OPERATIONS
Net income	$35	$31	$87	$54
Add non-cash items
Depreciation	15	13	30	27
Other	12	(8)	25	(13)

Cash flow from operations	62	36	142	68
Net change in non-cash working capital and other	(9)	18	31	(25)

	53	54	173	43

FINANCING AND SHAREHOLDER DISTRIBUTIONS
Borrowings	150	373	150	399
Debt repayments	(154)	(364)	(156)	(366)
Distributions:
Great Lakes Hydro Income Fund unitholders	(7)	(12)	(15)	(19)
Common shares and equivalents	(20)	(20)	(40)	(40)

	(31)	(23)	(61)	(26)

INVESTING
Securities sales	—	90	20	169
Loans and other receivables	2	(81)	(15)	(102)
Power generating assets	(22)	(53)	(78)	(89)

	(20)	(44)	(73)	(22)

CASH AND CASH EQUIVALENTS
Increase during the period	2	(13)	39	(5)
Balance, beginning of period	68	18	31	10

Balance, end of period	$70	$5	$70	$5

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All currency figures in CDN $ millions
June 30, 2004 (unaudited)

1. Summary of accounting policies

The accompanying unaudited consolidated financial statements include the accounts of the company consolidated with the accounts of all its subsidiaries. Reference is made to the company’s most recently issued Annual Report, which included information necessary or useful to understanding the company’s businesses and financial statement presentations. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that report. The company’s accounting policies and methods of their application are consistent with those of the most recent annual financial statements, except as may be described elsewhere in these financial statements. The quarterly financial statements are unaudited. Financial information in this Interim Report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with generally accepted accounting principles.

The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

The company is incorporated under the laws of Ontario and develops, owns and operates hydroelectric and other power generating facilities principally in North America. The company also conducts investment activities, which include the receipt of interest and dividends on the company’s financial assets as well as gains realized on investment transactions.

2. Restatement

The financial statements of the company for the three months ended June 30, 2003 and the six months ended June 30, 2003 have been restated principally due to the reversal of an accrual on a hydrology insurance claim that was not subsequently made. The effect of the restatement is to increase previously reported net income for the three months ended June 30, 2003 by $4.6 million ($0.03 diluted net income per share) and decrease previously reported net income for the six months ended June 30, 2003 by $5.4 million ($0.04 diluted net income per share). This adjustment has no effect on the company’s net income or financial position for the year ended December 31, 2003.

3. Changes in accounting policies

Effective January 1, 2004, the company adopted Accounting Guideline 13, “Hedging Relationships” (AcG 13), the new accounting guideline issued by the CICA which increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guideline requires the discontinuance of hedge accounting for hedging relationships previously established that do not meet the criteria at the date it is first applied. AcG 13 does not change the method of accounting for derivatives in hedging relationships, but EIC 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”, effective when AcG 13 is adopted, requires fair value accounting for derivatives that do not qualify for hedge accounting. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

Effective January 1, 2004, the company adopted CICA Handbook section 3110, “Asset Retirement Obligations”. Section 3110 addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset. The company does have asset retirement obligations associated with certain generating stations. The retirement date for these generating stations cannot be reasonably estimated and therefore the fair value of the associated liability cannot be estimated at this time. As a result, no liability has been accrued in these financial statements.

4. Shareholders’ equity

The company is authorized to issue an unlimited number of common shares, of which the following were issued and outstanding:

	June 30	December 31
CDN $ millions	2004	2003
101,383,135 (2003 - 101,383,135) Common shares	$603	$603
Retained earnings	587	540
Currency translation adjustment	(14)	(9)

	1,176	1,134
Subordinated convertible debentures	248	248

	$1,424	$1,382

5. Financing activities

Great Lakes refinanced US$110 million of the Great Lakes Hydro America (GLHA) bridge loan facility in May 2004 with first mortgage bonds. The bonds are secured by a first ranking lien on all GLHA assets, bear an annual interest rate of 5.54% payable quarterly and mature on May 28, 2014. The remaining US$26 million of the GLHA bridge facility is held by Brascan Financial, bears an annual interest rate of US prime plus 150 basis points payable monthly and matures January 29, 2005.

6. Comparative figures

Certain of the prior period’s figures have been reclassified to conform to the current presentation.

7. Significant acquisition

On May 18, 2004, the company entered into an agreement to acquire 71 hydroelectric power generating plants, totalling 674 megawatts of capacity, and one 102 megawatt co-generation facility, in upstate New York, from Reliant Energy Inc. for US$ 900 million. This transaction is expected to close in the third quarter of 2004.

ABOUT GREAT LAKES POWER INC.

Great Lakes Power Inc. is a low cost North American power generator with a focus on hydroelectric generation. After the acquisition of the New York assets, our power operations, which operate under the name Brascan Power, will include 120 hydroelectric generating stations located on 21 river systems, two cogeneration facilities and a transmission and distribution network. Our current operations have a combined generating capacity of 2,618 megawatts, are generating, on average, 11,279 gigawatt hours of electricity annually and have water storage capacity of 1,767 gigawatt hours.

Our goal is to build long-term sustainable cash flow by investing in high quality assets at attractive values, by actively working to increase returns on capital invested in these assets and by continually pursuing opportunities for future growth. Great Lakes is a wholly owned subsidiary of Brascan Corporation (TSX: BNN.A, NYSE: BNN).

HEAD OFFICE
Great Lakes Power Inc.
Suite 300, P.O. Box 762
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
Telephone: 416-363-9491
Facsimile: 416-363-2856